May 11, 2017

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: SusGlobal Energy Corp. (the "Company")
Registration Statement on Form S-4
File No. 333- 209143

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. EDT on May 12, 2017, or as soon thereafter as is practicable.

Very truly yours,

SUSGLOBAL ENERGY CORP.

By: /s/ Gerald Hamaliuk
Name: Gerald Hamaliuk
Title: Chief Executive Officer

200 Davenport Road I Toronto, Ontario Canada I M5R 1J2
T 416.223.85001 TF 866.512. SESG (7374) I F 416.223.8507 I www.susglobalenergy.com